

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

Nicholas Brunet
Executive Vice President and Chief Financial Officer
Lion Electric Co
921 chemin de la Rivière-du-Nord
Saint-Jérôme (Québec) J7Y 5G2

Re: Lion Electric Co
Amendment No. 3 to Form F-4
Exhibit Nos. 10.9, 10.10 and 10.12
Filed March 19, 2021
File No. 333-251847

Dear Mr. Brunet:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance